Exhibit 77(c)

Matters Submitted to a Vote of Security Holders

At a Joint Special Meeting of the Stockholders of the Boulder Growth & Income Fund, Inc. (“BIF”), First Opportunity Fund, Inc., Boulder Total Return Fund, Inc.(“BTF”), and The Denali Fund Inc., (collectively, the “Funds”), held on November 14, 2014, the stockholders of BIF approved following proposals presented:

Proposal 3. To approve an agreement and plan of reorganization pursuant to which BTF would transfer all of its assets to BIF in exchange for shares of BIF, and the assumption by BIF of all of the liabilities of BTF.

	# of Votes Cast	% of Votes Cast
For	8,586,198	98.91%
Against	77,662	0.89%
Abstain	17,354	0.20%
Total	8,681,214	100.00%